SmartFoam, Inc.

ANNUAL REPORT

1930 Kellogg Avenue

Carlsbad, CA 92008

(442) 325-5222

www.smartfoam.com

This Annual Report is dated May 6, 2022.

BUSINESS

Using patented advanced nanomaterials, SmartFoam™ turns every day “dumb” foam into “smart” foam, creating a brand-new world of accurate, economical, and connected sensors.

Currently, SmartFoam is being used in footwear and exercise mats (fitness, yoga) with intended expansion into furniture, automotive, mattresses, carpeting and everywhere else dumb foam exists.

SmartFoam's first product currently heading into production is Smart Steps™, one of the world's first connected insoles for the footwear market. Today's activity and fitness trackers are too expensive, need to be re-charged, aren't very accurate, and require a fashion choice. Smart Steps™ measure your activity passively (untethered, no phone is required), require no charging (last the life of the shoe, ~ 400-500 miles), are over 98.9% accurate, are discrete (hidden inside your shoe), and are priced economically. Product line extensions of the insole focus on kids (gamification, obesity fighters), sports (balance for golf), and as a predictor/preventor of injuries.

Smart fitness and yoga mats are under development and next out of the gate with economically priced mats capable of measuring performance and providing coaching feedback. Other target markets include: mattresses (for better sleep), furniture (posture, sedentary tracking), flooring and security (smart home).

SmartFoam intends to have three revenue streams:

1) Product sale through partner channels (online, big box);

2) Freemium model for app/smart speaker connectivity (subscription); and

3) Sale of anonymized user data.

But SmartFoam's products aren't just intended for individual users as Corporate Wellness programs are on the horizon.

SmartFoam is a Delaware C Corp with no subsidiaries or affiliates.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,000,000.00

Number of Securities Sold: 1,000,000

Use of proceeds: Product development, early marketing efforts related to securing go-to-market partners, team growth.

Date: January 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,044,510.63

Number of Securities Sold: 681,505

Use of proceeds: Product development

Date: October 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

SmartFoam is an advanced materials and technology company specializing in low-power, long-life sensors that measure activity, movement and occupancy in a non-invasive manner. Applications of such sensors include footwear, wearables, IoT, fitness, mattress, furniture, flooring and security. The Company is pre-revenue but currently negotiating a co-branded launch for late 2021 with several potential go-to-market partners in online retail and eCommerce, footwear and athletic & fitness sectors. The intent is to start with online sales (e.g. Amazon, Walmart, etc.) followed by expansion into "big box" brick and mortar channels (e.g. Target, Kohl's Best Buy, etc.). The Company does not intend to offer sales via its website.

Potential partners have intimated in-kind marketing in support of the launch, but no agreements are currently in place.

Additional marketing will be conducted through our own website (www.smartfoam.com); however, the primary source of marketing for the Company is to be digital advertising, such as through social media, search engines, and online

Marketplaces. The Company will begin selling in the United States and other English-speaking countries. The Company works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products.

At present day, there are several factors that affect the financial condition of the business and the result of its operations.

These include (but are not limited to):

- Fitness, activity and activity tracking trends in the United States.

- Overall consumer trust of and demand for activity trackers and wearables.

- Overall consumer demand for health-conscious products.

- The demand for retailers to carry offerings such as SmartFoam's products.

- The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to privacy or competition on different platforms.

• The overall economy and the willingness of consumers to pay for health or fitness related products.

• The repeat purchase behavior of SmartFoam customers and the percentage of revenue coming from repeat customers.

• The size of SmartFoam's operating expenses relative to its net revenues.

SmartFoam has limited control over most of these factors. Further, these factors could change as the business and its environment changes.

Historical results and cash flows:

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

In 2019, the Company had a net loss of $2,625,770. Net cash flow was positive $29,332. As of December 31, 2019, the Company had total assets of $209,526 and total liabilities of $2,445,086.

In 2020, the Company had a net loss of $790,332. Net cash flow was negative $84,461. As of December 31, 2020, the Company had total assets of $81,738 and total liabilities of $1,063,120.

In late 2019 and early 2020, SmartFm was actively fundraising for a Series A round via both convertible note and equity financing through private placement. $1,912,500 was raised via convertible notes during this time. After seeing positive results of convertible note fundraising, the onerous terms imposed by prospective venture investing firms and an initially seismic economic shift due to COVID-19, SmartFoam decided to postpone equity fundraising until after Q1 '21, continuing with fundraising only via convertible notes and focusing on reducing cash burn until economic certainly returned.

In Q2 '20, the Company was notified by our intended co-branded, go-to-market partner that their product requirements had changed to require integration with the Amazon Alexa device, a smart home speaker. This requirement added significantly more effort required and time to the originally intended launch, in essence pushing the launch into 2021. Further, the impact of switching off worldwide economies and the spotty attempts at turning them back on also lead to significant impacts on supply chains, notable those of semiconductors, which the Company relies on for all its products. Further, Q2 '21, the Company was notified that its intended launch partner was now looking to now launch without the earlier Alexa integration requirement, effectively putting the launch plans back on track. Hence, product launch was all but pushed over 12 months, from late 2020 to late 2021.

Commercialization work related to the conversion of the technology from lab-grade to commercial and market ready development were the most cash flow intensive over the past 3 years. Business development efforts were the second most intensive use of funds.

With production pending, third-party demand estimates and purchase agreements pending, the Company expects to wean itself from direct investment in late 2021, relying on revenue from sales for working capital and all other cash flow requirements.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,347.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Accounts Payable (Various)

Amount Owed: $671,080.31

Interest Rate: 0.0%

Creditor: The Pelagic Group

Amount Owed: $37,500.00

Interest Rate: 0.0%

Creditor: Accrued Payroll

Amount Owed: $79,537.50

Interest Rate: 0.0%

Creditor: Eric Haut

Amount Owed: $100,000.00

Interest Rate: 18.0%

Maturity Date: November 01, 2021

Creditor: NWV Properties, LLC

Amount Owed: $350.00

Interest Rate: 0.0%

Creditor: NWV Opportunity Fund II, LP

Amount Owed: $40,447.53

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeff Slosar

Jeff Slosar's current primary role is with TRAQ, Inc. . Jeff Slosar currently services Average 2 hrs. per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor / Board Member

Dates of Service: September 28, 2021 - Present

Responsibilities: Advisor to management during transition to full dedicated C-suite.

Other business experience in the past three years:

Employer: NextWave Ventures

Title: Managing Director.

Dates of Service: February 15, 2011 - Present
Responsibilities: The Fund is currently in stasis as all Principals manage individual portfolio companies. Jeff does not actively participate in the fund at this stage.

Other business experience in the past three years:

Employer: TRAQ, Inc.

Title: CEO

Dates of Service: February 19, 2016 - Present
Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Other business experience in the past three years:

Employer: SmartFoam, Inc.

Title: CEO

Dates of Service: March 12, 2020 - September 27, 2021
Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Name: David Wahl

David Wahl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: July 01, 2019 - Present

Responsibilities: Product readiness and production. Interfacing with contract manufacturing partners and vendors to maximize quality, match supply/demand and reduce cost.

Other business experience in the past three years:

Employer: Jabil Circuit

Title: Senior Vice President and General Manager

Dates of Service: January 01, 1994 - January 01, 2019
Responsibilities: Business strategy and operational excellence for successful organizations in the global manufacturing services industry with extensive international experience running operations in China, Mexico, Southeast Asia, Europe, and most recently in Africa. David has managed P&Ls ranging from $5M to $2B in annual revenue.

Name: Dr. Wei Yuan

Dr. Wei Yuan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior Process Engineer and Project Manager

Dates of Service: May 19, 2017 - Present

Responsibilities: Research of advanced materials for eventual commercialization. Working at the inception of technology commercialization, Dr. Yuan is charged with development of materials intended for production 2-3 years from today.

Name: Jennifer Smith

Jennifer Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: September 28, 2021 - Present

Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision, with an initial focus on marketing and business development. Currently, Jennifer receives $0 in this role during pandemic.

Other business experience in the past three years:

Employer: ITW

Title: Director, Business Development Marketing and Sales

Dates of Service: November 01, 2013 - March 31, 2020
Responsibilities: Marketing, Sales and Business Development

Other business experience in the past three years:

Employer: SmartFoam, Inc.

Title: CMO

Dates of Service: April 12, 2021 - September 27, 2021
Responsibilities: Marketing and Business Development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: NWV Opportunity Fund II, LP (GP is NWV General Partner, LLC. Jeff Slosar is the Managing Partner and majority owner (20%)).

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 37.2

Title of class: Common Stock

Stockholder Name: Pelagic Group, LLC (Jeff Slosar, Managing Director and majority owner 99.9%)

Amount and nature of Beneficial ownership: 760,000

Percent of class: 28.3

RELATED PARTY TRANSACTIONS

Name of Entity: NWV Opportunity Fund II, LP

Names of 20% owners: Italsap Investments, Inc.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Related party receivable of $40,447.53

Material Terms: None

Name of Entity: The Pelagic Group, LLC

Names of 20% owners: Jeff Slosar

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Related party payable of $37,500.00.

Material Terms: None

Name of Entity: NWV Properties, LLC

Names of 20% owners: NWV Opportunity Fund II, LP

Relationship to Company: Vendor

Nature / amount of interest in the transaction: Related party payable of $350.00.

Material Terms: None

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,852,018 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior

to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Stock Options

The total amount outstanding includes 200,000 of shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each

share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at

the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preference. In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a "Liquidation Event"), distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the “Series AA Preference”); or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting (“Common Stock”) and non-voting (“Non-Voting Common Stock.”)

(b) Value of Securities and Property. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Right to Convert. Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) Consent for Certain Repurchases. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the “CGCL”) shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

4. Conversion Rights. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The “Original Series AA Price” shall be $3.00 and the initial “Series AA Conversion Price” shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the “Series AA Conversion Rate” of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) Automatic Conversion. Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding

Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the “Securities Act”) covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the Original Series AA Price (as appropriately adjusted for a Recapitalization.

Series AA Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Pari Passu voting rights as listed under Preferred Stock.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 01, 2021

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Automatically converts into Series A Preferred Stock upon Qualified Financing of $4,300,000 (including convertible notes). Automatically converts into Common Stock @ Post-Money Valuation of prior round ($8,600,000) if there is no Qualified Financing by Maturity.

Material Rights

Conversion.

(a) Qualified Financing. If a Qualified Financing occurs prior to the Maturity Date, this Note shall be automatically canceled on the date of the initial closing of a Qualified Financing, and the outstanding principal hereof, and, at the election of the Company, all accrued but unpaid interest thereon (the “Debt”), shall automatically convert into Shadow Preferred Stock as part of a Qualified Financing, upon the same terms and conditions (including compliance with securities laws) applicable to Standard Preferred Stock sold to the other participants in the Qualified Financing. The Holder agrees to execute all necessary documents in connection with the conversion of this Note and the Qualified Financing, including, but not limited to, a definitive stock purchase agreement and such other financing documents contemplated to be entered into by the other investors participating in the Qualified Financing, including any investor rights agreement. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date of conversion, by (y) the Qualified Financing Conversion Price. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00. Notwithstanding anything to the contrary in this Section 2(a) or elsewhere herein, the Company may, in its sole discretion, repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. Accrued interest which is not converted into Qualified Securities in accordance with the provisions hereof, shall be paid to Holder as soon as practicable following the consummation of the Qualified Financing.

(b) Change in Control. In the event of a Change in Control prior to the Maturity Date or conversion of this Note pursuant to Section 2(a), all outstanding principal and unpaid accrued interest due on this Note shall, at the election of the Holder: (x) be repaid concurrently with the consummation of such Change in Control plus an additional payment equal to the original principal amount of this Note; or (y) converted into that number of shares of Common Stock, determined by dividing the sum of the outstanding principal and unpaid accrued interest due on this Note on such date, by the Change in Control Conversion Price. The Company will provide the Holder with written notice of the Change in Control at least ten (10) business days prior to the expected closing date of the Change in Control (the “Change in Control Notice”). The election of the Holder as to (x) or (y) hereof, shall be made by Holder’s delivery to the Company of a written notice specifying such election, within seven (7) calendar days following receipt of a Change in Control Notice, failing which the election in respect thereof may be made by the Company.

(c) Common Conversion. In the event that (i) a Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Change in Control shall not have occurred on or before the Maturity Date, then, notwithstanding anything herein to the contrary, the Debt shall automatically convert into shares of Common Stock as of the Maturity Date, at a per share price equal to the Common Conversion Price (the “Common Conversion”), provided, however, that, the Company may repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date immediately prior to the Maturity Date, by (y) the Common Conversion Price. Holder agrees to execute all documents that the Company deems reasonably necessary in connection with the

conversion of this Note, including, but not limited to, a definitive stock purchase agreement and such other documents reasonably requested by the Company. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the SmartFoam, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following

risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. A prospective investor should recognize that there can be no assurance that the forecasted results will be achieved and should not place undue reliance upon our forecasts or the underlying assumptions. For example, our forecasts assume certain growth in the demand for our products. There can be no assurance that we will be able to find sufficient demand for our products, that consumers will believe our products are a better option than competing products, or that we will be able to produce products at a level that allows the Company to remain profitable.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in this offering and may close on any investments that are made in excess of the offering minimum of $9,973.05. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, which would result in dilution to its existing stockholders. The ability of the Company to obtain future financing is uncertain, and there can be no assurance that the entire offering can be sold. If we manage to raise only the minimum amount of funds sought, or otherwise fall short of our maximum offering goal, we may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could

result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Smart Steps insole. Delays or cost overruns in the development of our Smart Steps insole and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are

trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than normal. It is possible however that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. There can be no assurance that we will be successful in the face of increasing competition, or that

competition will not have a material adverse effect on our business, financial condition and results of operations.

We are an early stage company and have not yet generated any profits

SmartFoam, Inc. was formed on February 16, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SmartFoam, Inc. has incurred net losses and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it’s because you think that SmartFoam and Smart Steps insoles are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product(s) may be subject to change, and any changes in regulations may require us to change one or more of our products or subject us to increased expenses and costs as a result of such regulation, which may adversely affect our financial condition, your investment in the Company, and our interest in selling such affected product(s).

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including

manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that operates largely on the internet, we may be vulnerable to hackers who may access the data of our investors and customers. Any significant disruption in service on our computer systems could reduce the attractiveness of our products, damage our reputation and result in a loss of customers. Further, we rely on third party technology providers to provide some of our core business activities, such as selling and marketing our products through email or text, taking payments, and ultimately transacting business with customers. Any disruptions of services or cyber attacks either on our technology provider's or our systems could harm our reputation and materially negatively impact our financial condition and business. Furthermore, if we are the victim of a cybersecurity incident, we could be required to incur substantial costs and suffer other negative consequences, including but not limited to remediation costs, including liability for stolen assets or information and repairing system damage; increased cybersecurity protection costs; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; and litigation costs.

The transferability of the shares of Non-Voting Common Stock you are buying is limited; and your investment may be illiquid f or a long time.

Any shares of Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC restrictions on transfer. This means that the stock that you purchase cannot be resold by you for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Even after the 12-month restriction period has ended, you should still be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you wish to sell these securities in the future, you may not be able to find a buyer.

We are reliant on one main type of product, and our product offerings are not diversified.

Our current product and future products are variants on one type of consumer product - activity sensors using specific piezoelectric nanoparticles. Our revenues are therefore dependent upon the market for such smart sensors and the ability to sell these products. Should there be adverse information about the effects of these specific nanoparticles, or nanoparticles in general, or if there is a material reduction in the use of such sensors in our primary markets, our financial results could be adversely affected.

You will be a minority holder and hold common stock with no voting rights.

The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to

vote for the members of the Board of Directors of the Company, or otherwise on corporate actions. By making an investment, you are trusting in management and their ability to make good business decisions that will grow your investments. Furthermore, the common stock you are purchasing has no liquidation preference or other preferential rights. Therefore, in the event of a liquidation of our Company, you will only receive payment on your common stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and any liquidation preferences or preferential returns associated with preferred stock have been fulfilled.

We have existing trademarks, copyrights, patents, and other IP assets that we might not be able to protect properly.

We believe one of the most valuable components of the Company is our intellectual property portfolio. We own several trademarks, copyrights, Internet domain names, patents, pending patent applications, trade secrets, and exclusive licenses. Due to the value of our intellectual property portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, however, protecting and monitoring infringement upon our intellectual property is costly, and we may be required to pay large legal expenses to protect our intellectual property portfolio that may or may not succeed. There can be no assurance that protection under intellectual property law will be given to the Company's products or processes, or that competitors will not be able to independently develop similar products.

Our trademarks, copyrights, patents, and other IP could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark, copyright protection, and patents without being required to stop or obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our trademarks, copyrights, and patents are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to gain by being able to prevent a competitor’s usage thereof or entering into sublicenses. This would cut off a potentially significant revenue stream for the Company.

The cost of enforcing our trademarks, copyrights, and patents could prevent us from enforcing them.

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights, or patents outweighs the value of winning the suit considering the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights, or patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to require competitors to stop or enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our trademarks, copyrights, or patents because of the cost of enforcement, your investment in the Company could be

significantly and adversely affected.

We have no historical online or brick-and-mortar retail performance.

A large portion of the proceeds from this Non -Voting Common Stock offering will go towards retail expansion, both online and through “big box” brick-and-mortar retailers (e.g. Target, Kohl's Best Buy, etc.). Because SmartFoam, Inc. has not yet engaged in selling its products through these retail channels at any significant level, there are no historical precedents for how the Company’s products will perform in retail. If you are investing in this offering, it is because you believe, in part, that the Company's products will perform well in a retail environment. You understand that if the Company's products do not perform well in retail, it may require changing its business plan away from retail expansion and may materially affect the Company in a negative way.

We may be negatively affected by rule changes on our advertising channels.

SmartFoam intends to rely heavily on acquiring customers and drive repeat sales through advertising channels such as Facebook, Instagram, Snapchat, Amazon, Google, Youtube, and other platforms. Currently, SmartFoam is allowed to advertise on these channels without limitation. As advertising restrictions are outside the control of SmartFoam however, these platforms may choose to impose restrictions on SmartFoam's ability to advertise and impose advertising limitations that negatively affect the performance of our advertisements. Other traditional advertising channels (e.g. television, newspaper, magazines, billboard, etc.) may also impose advertising restrictions that adversely affect SmartFoam’s advertising performance. There have also been some recent widespread changes, such as the enactment of the California Consumer Privacy Act of 2018, and both Apple’s and Android's recent OS changes that have broadly reduced both digital ad platforms' ability to track consumer behavior, which in turn can negatively affect their ability to target consumers as effectively as in the past. These changes and any similar changes in the future can negatively affect our ability to acquire new customers in a cost-effective manner. As SmartFoam intends to rely on being able to freely advertise its products to drive sales and revenue, current and future limitations on our ability to advertise may negatively affect the Company.

We may be negatively affected by rule changes on our sales channels or onerous demands by our sales channel partners.

At the outset, the Company is planning on relying heavily on Amazon to be able to sell its products. Rule changes by our sales channels may restrict our ability to sell our product(s), thus negatively affecting our Company. If Amazon were to either limit our ability to sell our current and future product(s), we would be negatively affected. The ability to freely sell our products on Amazon is critical to the success of our Company. Amazon frequently changes its policies, as well as hardware and software standards, of any products that either compete with Amazon branded products or interfere with their intended strategic direction. Recently, Amazon imposed a temporary moratorium on launching gadget-related products that interface with their Alexa smart speaker, given Amazon’s desire to streamline the third-party hardware used to perform such interface work. Such changes can adversely our products, our ability to sell products on the platform, and/or result in significant expenses and cost associated with redesigns required to bring the Company into compliance. Further, for some companies that Amazon feels are heavily dependent upon their platform for growth, they will request investment via warrants at steep discounts. Acquiescing to such requests might adversely affect the Company, its growth

prospects and your investment in the Company. The policies of both current and future sales channels, such as those employed by retailers, may negatively affect our ability to sell our products through those future sales channels, limiting our ability to reach a wider range of customers. Any limitations on our ability to freely sell our products, or current and future limitations of these sales may have a negative effect on our sales and revenues.

We face product liability risks.

The manufacture and sale of any product using nanoparticles raises the risk of product liability claims and litigation to prosecute such claims. These claims may derive from the product itself or a contaminant found in the product from the manufacturing. Regulatory bodies worldwide are starting to address potential risks posed by nanoparticles. At this time, neither engineered nanoparticles nor the products that contain them are subject to any specific regulation regarding production, handling or safety labeling. At the nanoscale, materials can exhibit new or altered properties. These potential changes may merit regulatory oversite as they relate to effects on product safety. Studies of the health impact of airborne particles (including nanoparticles) generally show that smaller particles are more toxic, with the focus of this research being on particles under 100nm. Currently, the Company uses nanoparticles that are chemically and biologically non-toxic, exist naturally in nature, are double-encapsulated, and are 200nm in size. We rely upon published and unpublished safety information including clinical studies on nanoparticles used in our products. Previously unknown adverse reactions resulting from human interaction, ingestion or inhalation of these nanoparticles could occur. As a marketer of products containing nanoparticles, we may be subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their proper use, or the products include inadequate warnings concerning possible ill effects due to interaction, ingestion or inhalation of such substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in tum could adversely affect our revenues and operating income. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

Adulteration or shortage of key raw materials or ingredients needed for our businesses could materially and adversely affect our business, financial condition, and results of operations.

We are reliant upon the supply of raw materials and ingredients for our products. If any raw material or ingredients are adulterated and do not meet our specifications, it could significantly impact our ability to manufacture products and could materially and adversely impact our business, financial condition, and results of operations. In addition, if we are no longer able to obtain the resources, raw materials or ingredients we need from one or more of our suppliers on terms reasonable to us or at all, including as a result of the increased demand that may be placed on our suppliers as a result of public health epidemics such as the COVID-19 pandemic, our customer relationships could be materially and adversely affected, which could have a material impact on our business, financial condition, and results of operations.

SmartFoam sells products that use electronics and batteries, opening the Company up to

potential liability.

Companies selling products that that use electronics and batteries, especially lithium batteries, in close proximity to or touching skin face additional risks. Lithium batteries are harmful if swallowed. Further, lithium batteries can overheat and possible explode when short circuited. Consumers of our products could ignore our instructions and their use or misuse could lead to product failure and product liability. Any litigation arising as a result of the use of our product may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business and our investment could be materially adversely affected.

We may become a party to lawsuits that arise in the ordinary course of business.

We may become a party to lawsuits that arise in the ordinary course of business in the future, including but not limited to claims arising from or relating to personal injury, property damage, breach of contract, claims involving employee relations, certain administrative proceedings, false advertising claims, failure to comply with laws and regulations, failure to protect our customer's personal information, product liability claims, or securities lawsuits and derivative complaints. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on our business and our financial condition.

If we face regulatory investigations or product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to regulatory investigations or product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A regulatory investigation or product recall could result in substantial and unexpected costs and expenditures, which would reduce operating profit and cash flow. In addition, a regulatory investigation or product recall may require significant management attention, hurt the value of our brands and lead to decreased demand for our products. Regulatory investigations or product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations, increase litigation risks and could have a material adverse effect on our business, results of operations, financial condition, and cash flow.

Some of our products depend on an exclusive license.

SmartFoam, Inc. has an exclusive license on some of its core technology from the University of California San Diego. As part of this agreement, the Company must adhere to various provisions, such as paying timely royalty payments and submitting timely reports, among other requirements. Failure to follow these provisions, which may be subjective, could result in a revoking of the exclusivity of the licensing agreement which would have a material adverse effect the economics of the business.

It may take us longer than expected to launch new products or services, and some may never be launched. Further, launching new products or services may expose the Company to new risks associated with those products or services.

We are planning on launching a new product, called Smart Steps™. It is an intelligent insole capable of measuring activity, reporting its results via an associated mobile app. While currently ready for mass production, there is the risk that the Company may never be able to finish or

release it due to concerns around what may be considered medical advice versus educational content, and/or a change in business plans. If it is launched, it may eventually be ceased if there is not a return on investment of the product and app. Further, in the event we do launch the Smart Steps™ insole and app, the Company could be subject to liability from claims of users of the app that they suffered harm from relying on the information provided by this app, which could require the Company to incur significant legal defense costs. This is a similar risk with all the Company’s product roadmaps and launch plans, both currently in place as well as those products not yet envisioned. As with all research, development, and launch of new products and services, the activity is risky. The Company's management team may decide that new products or services are not a good potential return on investment and may decide to cease them. The Company may not see beneficial performance of new products or services on the market and may decide to cease them.

Unfavorable publicity could materially harm our business.

We are highly dependent upon consumers' perceptions of the safety, quality, and efficacy of our products, as well as similar products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in increased regulatory scrutiny and lead to the initiation of private lawsuits.

Product returns may adversely affect our business.

Returns are part of our business. We offer customer a full refund on any product with material defects or that lacks the advertised operability and function. Product returns are projected as part of our financial estimates, however, if we see a material increase in this projected return rate, our financial results could be adversely affected.

We may be affected by natural disasters and other catastrophic events that are outside of our control.

We depend on our ability to continue the smooth operation of our business, including the ability to engage in the day-to-day selling and business building activities and the continued ability of our inventories and products to move reasonably unimpeded around the world. Any material disruption caused by natural disasters or other unforeseen events, including, but not limited to, fires, floods, hurricanes, volcanoes, and earthquakes; global pandemics such as the COVID-19 pandemic; power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism and other similar disruptions, including those due to cybersecurity incidents, ransomware, or other actions by third parties, could adversely affect our ability to conduct business. If such disruptions result in significant cancellations of orders, contribute to a general decrease in local, regional or global economic activity, directly impact our marketing, manufacturing, financial or logistics functions, or impair our ability to meet demand, our operating results and financial condition could be materially adversely affected. We cannot make any assurances that any future unforeseen events, including those due to cybersecurity incidents, ransomware, or other actions by third parties, will not adversely affect our ability to operate our business and our financial condition and results of

operations.

We may discontinue the manufacturing and distribution of certain products which may adversely impact our business, results of operations, and financial condition.

We continually evaluate the performance of our products and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products for various reasons, including commercial, regulatory, strategic, or other reasons. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if conditions, including market conditions, change. In addition, we cannot assure you that discontinuing one or more products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, discontinuing one or more existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products that we subsequently discontinued, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant liabilities and costs associated with discontinuing one or more of our products, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide hosting and distribution services essential to the success of our business.

We rely on third parties to provide a variety of hosting (e.g. Amazon AWS to store data) and distribution services (e.g. Apple Store to host and distribute the IOS version of the app). These services are essential business functions for us. It is possible that some of these third parties will fail to perform their services or will reject or cancel their support of our Company or its product(s). It is possible that we will experience delays, cancellation, lengthy certification requirements, or other problems associated with their support that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key support operations could materially and adversely affect our business. As a result, our operations and your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2022.

SmartFoam, Inc.

By /s/

Name: Jennifer Slosar

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Financial Certification by Executive Officer

I, Jennifer Slosar, the Chief Executive Officer of SmartFoam, Inc. (EIN: 81-1419823), hereby certify that the financial statements of SmartFoam, Inc. and notes thereto for the three periods ending December 31, 2019, December 31, 2020, and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SmartFoam, Inc. has not yet filed its Federal tax return for 2021. However, no tax liability is expected for 2021. Also note that SmartFoam, Inc. converted from a Delaware LLC to a Delaware C Corp during fiscal 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2022.

CEO

4/28/2022

SMARTFOAM, INC.

Financial Statements
Year Ended December 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

Smartfoam, Inc.
BALANCE SHEET
(UNAUDITED)

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Total 1000 · Cash	1,346.60
Total Checking/Savings	1,346.60
Other Current Assets	
Total 1150 · Other Receivable	195,155.84
Total 1200 · Inventory	25,000.00
Total 1300 · Prepaid Expenses	3,332.26
Total Other Current Assets	223,488.10
Total Current Assets	224,834.70
Fixed Assets	
Total 1600 · Property & Equipment	100,908.70
Total 1700 · Accumulated Depreciation	-100,908.70
Total Fixed Assets	0.00
Total Other Assets	10,451.27
TOTAL ASSETS	**235,285.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	692,782.27
Total Accounts Payable	692,782.27
Other Current Liabilities	
Total 2200 · Intercompany Payable	46,797.53
Total 2250 · Notes Payable - Current	125,000.00
Total 2260 · Interest Payable - Current	29,491.80
Total 2300 · Other Current Liabilities	143,762.72
Total Other Current Liabilities	345,052.05
Total Current Liabilities	1,037,834.32
Total Liabilities	1,037,834.32
Equity	
3000 · Shareholder Equity	
3200 · Common Stock	5,534,548.14
Total 3000 · Shareholder Equity	5,534,548.14
3900 · Retained Earnings	-6,045,992.58
Net Income	-291,103.91
Total Equity	-802,548.35
TOTAL LIABILITIES & EQUITY	**235,285.97**

SMARTFOAM, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Jan - Dec 21
Expense	
6000 · Payroll Costs	
6100 · Payroll	
6110 · Payroll - SmartFoam	
6111 · Payroll (W-2)	92,468.84
Total 6110 · Payroll - SmartFoam	92,468.84
Total 6100 · Payroll	92,468.84
6200 · Burdened Costs	
6210 · Payroll Taxes	7,603.84
6220 · Benefits	6,562.85
6250 · Insurance	30.10
Total 6200 · Burdened Costs	14,196.79
Total 6000 · Payroll Costs	106,665.63
7000 · Facility Costs	
7100 · Rent	78,000.00
Total 7000 · Facility Costs	78,000.00
8000 · Other Costs	
8100 · Research & Development	
8110 · Research Services (UCSD)	6,666.72
8120 · Lab Equipment & Supplies	550.40
8130 · Product Development	7,197.16
8140 · Other	240.00
Total 8100 · Research & Development	14,654.28
8400 · General & Administrative	
8410 · Accounting & Legal	77,020.31
8430 · Contract Services	4,408.59
8440 · Other	-80,309.58
Total 8400 · General & Administrative	1,119.32
8500 · ITDA	
8510 · Interest Expense	45,190.43
8520 · Taxes	1,100.00
8530 · Depreciation & Amortization	44,374.25
Total 8500 · ITDA	90,664.68
Total 8000 · Other Costs	106,438.28
Total Expense	291,103.91
Net Income	**-291,103.91**

	Jan - Dec 21
Balance - December 31, 2020	-981,382.00
Member Contribution	340,005.00
Net Income/(loss)	-291,103.91
Balance - December 31, 2021	-932,480.91

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-291,103.91
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Inter-company	-193,875.00
1190 · Other Receivable	-1,280.84
1320 · Prepaid Legal	-3,332.26
1390 · Prepaid Other	1,666.72
2000 · Accounts Payable	6,534.48
2210 · Due to Inter-Company	19,497.53
2240 · Due to Owner	-125,500.00
2252 · Notes Payable	71,801.33
2262 · Interest Payable	28,980.22
Net cash provided by Operating Activities	-486,611.73
INVESTING ACTIVITIES	
1710 · Accum. Deprec. - Machinery	35,897.50
1720 · Accum. Deprec. - Hardware	801.07
1740 · Accum. Deprec. - Software	2,450.05
1850 · Accumulated Amortization	5,225.63
Net cash provided by Investing Activities	44,374.25
FINANCING ACTIVITIES	
2953 · Notes Payable - Other	-26,599.33
3200 · Common Stock	5,534,548.14
3510 · Investments	970,930.69
3900 · Retained Earnings	-6,035,541.32
Net cash provided by Financing Activities	443,338.18
Net cash increase for period	1,100.70
Cash at beginning of period	245.90
Cash at end of period	**1,346.60**

1. NATURE OF OPERATIONS

Smartfoam, INC. was formed on February 4, 2016 in the state of Delaware. The financial statements of Smartfoam, INC. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

SmartFoam is a proprietary technology platform that provides cost-efficient and accurate foam sensors that turn regular consumer products into activity trackers, smart home connected devices, and neurological disease sensors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and Equipment	5 years
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its license agreement which will be amortized over the expected period to be benefitted, not to exceed the tenor of the agreement, which may be as long as 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (INC.). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company is still pre revenue and has not yet earned any income.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other

financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

	Jan - Dec 21
1200 · Inventory	
1210 · Raw Materials	25,000.00
Total 1200 · Inventory	25,000.00

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

	Jan - Dec 21
1300 · Prepaid Expenses	
1320 · Prepaid Legal	3,332.26
Total 1300 · Prepaid Expenses	3,332.26

Other current liabilities consist of the following items:

	Jan - Dec 21
2300 · Other Current Liabilities	
2310 · Accrued Payroll	73,812.72
2320 · Accrued Payroll Taxes	5,500.00
2360 · Accrued Contract Services	64,450.00
Total 2300 · Other Current Liabilities	143,762.72

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

	Jan - Dec 21
1600 · Property & Equipment	
1610 · Machinery & Equipment	82,747.36
1620 · Computer Hardware	6,894.92
1640 · Computer Software	11,266.42
Total 1600 · Property & Equipment	100,908.70
Total 1700 · Accumulated Depreciation	-100,908.70
Net Proerpty and Equipment	0.00

6. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consist of:

Other Assets	
1800 · Intangible Assets	26,128.16
1850 · Accumulated Amortization	-15,676.89
Total Other Assets	10,451.27

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2021	$ (5,226)
2022	(5,226)
2023	(5,226)
2024	-
Thereafter	-
Total	**$ (15,677)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members Name	Ownership Percentage
NWV Opportunity Fund II (NextWave Ventures)	37.6%
Pelagic Group	28.6%
Donald Sirbuly	5.0%
Italsap Investments	6.7%
Darakev	3.4%
Barton Family Trust (Tom)	3.4%
Christopher Blatt	3.0%
Miller Energy	2.7%
Barton Family Trust (Greg)	2.7%
Others	6.9%
Totals	100.0%

8. DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ 125,500	not set	Fiscal Year 2020	No set maturity	125,500	-	$ 125,500
Due to MouthSense	$ 21,000	not set	Fiscal Year 2021	No set maturity	21,000		$ 21,000
Due to NWV Fund II	$ 6,300	not set	Fiscal Year 2022	No set maturity	6,300		$ 6,300
Total					$ 152,800	$ -	$ 125,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 1,841,300	6.00%	Fiscal Year 2019	1/4/2020	-	-	-	-	-	-	-	1,841,300	$ -	1,841,300
Total					**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 1,841,300**	**$ -**	**$ 1,841,300**

The convertible notes are convertible into units at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The entire amount of the convertible notes was converted into equity during 2020.

9. RELATED PARTY

The company received $21,000 of inter-company loan from the sister company called SmartFoam, owned by NWV Opportunity Fund II. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance of the loan was $21,000.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance of the loan was $125,500.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity NWV Opportunity Fund II, LP. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance of the loan was $125,500.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 31, 2021.

On June 24, 2021 PPP loan was fully forgiven by US SBA.

During 2021, the company issued $100,000 of convertible promissory notes. The notes bear an interest rate of 6% per annum and has maturity date set to November 1, 2021.

Company has converted into a Delaware C corporation in 2021.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

SMARTFOAM, LLC

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Smartfoam, LLC
Carlsbad, California

We have reviewed the accompanying financial statements of Smartfoam, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 7, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	246	$	84,707
Inventories		25,000		25,000
Prepaids and other current assets		1,667		7,347
Total current assets		**26,913**		**117,053**
Property and Equipment, net		39,149		71,570
Intangible assets		15,677		20,903
Total assets	**$**	**81,738**	**$**	**209,526**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	686,248	$	445,130
Shareholder Loan		152,800		-
Convertible Note		-		1,841,300
Current portion of promissory Note and loans		53,199		-
Other current liabilities		144,274		158,656
Total current liabilities		**1,036,521**		**2,445,086**
Promissory Note and loans		26,599		-
Total liabilities		**1,063,120**		**2,445,086**
MEMBERS' EQUITY				
Members' equity		(981,382)		(2,235,561)
Total members' equity		**(981,382)**		**(2,235,561)**
Total liabilities and members' equity	**$**	**81,738**	**$**	**209,526**

See accompanying notes to financial statements.

SMARTFOAM, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	503,727	1,272,327
Research and development	203,489	1,307,353
Sales and marketing	-	-
Total operating expenses	707,216	2,579,680
Operating income/(loss)	(707,216)	(2,579,680)
Interest expense	83,116	49,406
Other Loss/(Income)	-	(3,315)
Income/(Loss) before provision for income taxes	(790,332)	(2,625,770)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (790,332)**	**$ (2,625,770)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ 390,210**
Net income/(loss)	(2,625,770)
Balance—December 31, 2019	**$ (2,235,561)**
Member contribution	2,044,511
Net income/(loss)	(790,332)
Balance—December 31, 2020	**$ (981,382)**

See accompanying notes to financial statements.

SMARTFOAM, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(790,332)	$	(2,625,770)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		32,421		27,790
Amortization of intangible assets		5,226		5,226
Changes in operating assets and liabilities:				
Prepaids and other current assets		5,680		(5,680)
Inventories				(25,000)
Account Payables		241,117		342,292
Other current liabilities		(14,382)		153,635
Net cash provided/(used) by operating activities		**(520,269)**		**(2,127,508)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(97,280)
Purchases of intangible assets				(6,028)
Due from related parties				420,000
Net cash provided/(used) in investing activities		**-**		**316,692**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		2,044,511		-
Borrowing on loan		79,798		
Borrowing on Shareholder loan		152,800		-
Repayment of Shareholder loan				(553)
Borrowing on Convertible Note		-		1,841,300
Repayment of Convertible Note		(1,841,300)		
Net cash provided/(used) by financing activities		**435,809**		**1,840,748**
Change in cash		(84,461)		29,932
Cash—beginning of year		84,707		54,775
Cash—end of year	**$**	**246**	**$**	**84,707**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	83,116	$	49,406
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Smartfoam, LLC was formed on February 4, 2016 in the state of Delaware. The financial statements of Smartfoam, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

SmartFoam is a proprietary technology platform that provides cost-efficient and accurate foam sensors that turn regular consumer products into activity trackers, smart home connected devices, and neurological disease sensors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and Equipment	5 years
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its license agreement which will be amortized over the expected period to be benefitted, not to exceed the tenor of the agreement, which may be as long as 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company is still pre revenue and has not yet earned any income.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other

financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw materials	25,000	25,000
Total Inventories	**$ 25,000**	**$ 25,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,667	$ 7,347
Total Prepaids and other current asset	**$ 1,667**	**$ 7,347**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ -	$ 49,406
Accrued expenses	$ 144,274	$ 109,250
Total Other Current Liabilities	**$ 144,274**	**$ 158,656**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 82,747	$ 82,747
Computer equipment	18,161	18,161
Property and Equipment, at Cost	**100,909**	**100,909**
Accumulated depreciation	(61,760)	(29,339)
Property and Equipment, Net	**$ 39,149**	**$ 71,570**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $32,421 and $27,790 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
License agreement	$ 26,128	26,128
Intangible assets, at cost	**26,128**	**26,128**
Accumulated amortization	(10,451)	(5,226)
Intangible assets, Net	**$ 15,677**	**$ 20,903**

Amortization expense for license for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,226 and $5,226 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (5,226)
2022	(5,226)
2023	(5,226)
2024	-
Thereafter	-
Total	**$ (15,677)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
NWV Opportunity Fund II, LP	41.0%
Pelagic Group	31.1%
Italsap Investments	7.3%
Darakev	3.7%
Barton Family Trust (Tom)	3.7%
Miller Energy	2.9%
Barton Family Trust (Greg)	2.9%
Others	7.4%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 79,798	1.00%	8/5/2020	8/5/2022	$ 465	$ 465	$ 53,199	$ 26,599	$ 79,798
Total	$ 79,798				**$ 465**	**$ 465**	**$ 53,199**	**$ 26,599**	**$ 79,798**

On June 24, 2021 PPP loan was fully forgiven by US SBA.

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ 125,500	not set	Fiscal Year 2020	No set maturity	125,500	-	$ 125,500
Due to MouthSense	$ 21,000	not set	Fiscal Year 2021	No set maturity	21,000		$ 21,000
Due to NWV Fund II	$ 6,300	not set	Fiscal Year 2022	No set maturity	6,300		$ 6,300
Total					$ 152,800	$ -	$ 125,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 1,841,300	6.00%	Fiscal Year 2019	1/4/2020	-	-	-	-	-	-	-	1,841,300	$ -	1,841,300
Total					$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,841,300	$ -	$ 1,841,300

The convertible notes are convertible into units at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The entire amount of the convertible notes was converted into equity during 2020.

9. RELATED PARTY

The company received $21,000 of inter-company loan from the sister company called SmartFoam, onwed by NWU Opportunity Fund II. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $21,000 and $0.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $125,500 and $ 0.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity NWV Opportunity Fund II, LP. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $125,500 and $ 0.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

On June 24, 2021 PPP loan was fully forgiven by US SBA.

During 2021, the company issued $100,000 of convertible promissory notes. The notes bear an interest rate of 6% per annum and has maturity date set to November 1, 2021.

Company will eventually convert into C corporation but the process has not been started yet.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $707,216, an operating cash flow loss of $520,269 and liquid assets in cash of $246, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, JS, Principal Executive Officer of SmartFoam, Inc., hereby certify that the financial statements of SmartFoam, Inc. included in this Report are true and complete in all material respects.

CEO